SECURITIES AND EXCHANGE COMMISSION

Washington,D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 333-100956

WAUMANDEE BANCSHARES, LTD.
(Exact name of registrant as specified in its charter)

P.O. Box 959
S 2021 County Road U
Waumandee, Wisconsin 54622-0959
(608) 626-3131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

(None)
Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)       |_|        Rule 12h-3(b)(1)(ii)        |_|
    Rule 12g-4(a)(1)(ii)      |_|        Rule 12h-3(b)(2)(i)         |_|
    Rule 12g-4(a)(2)(i)       |_|        Rule 12h-3(b)(2)(ii)        |_|
    Rule 12g-4(a)(2)(ii)      |_|        Rule 15d-6                  |_|
    Rule 12h-3(b)(1)(i)       |X|

       Pursuant to the requirements of the Securities Exchange Act of 1934, Waumandee Bancshares, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 2, 2003	BY: /s/ Kirsten E. Spira
Kirsten E. Spira
Counsel to the Registrant